SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

JM Global Holding Company

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

46590H101

(CUSIP Number)

Room 1501, 15/F,

SPA Centre 53-55 Lockhart Road, Wanchai,

Hong Kong

852-26306130

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

January 15, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46590H101

1	Names of Reporting Person. Zhong Hui Holding Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Republic of Seychelles

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,496,500
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 4,496,500
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,496,500
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 68.52%
14	Type of Reporting Person PN

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CUSIP No. 46590H101

1	Names of Reporting Person. Qi Zhang
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,496,500
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 4,496,500
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,496,500
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 68.52%
14	Type of Reporting Person IN

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EXPLANATORY NOTE

This Schedule 13D/A is being filed as an amendment (“Amendment No. 1”) to the statement on Schedule 13D filed on August 10, 2015 (the “Schedule 13D”) with the Securities and Exchange Commission (“SEC”) on behalf of Zhong Hui Holding Limited, a Republic of Seychelles company (“ZHHL”), and Mr. Qi Zhang (the “Principal” and, together with ZHHL, the “Reporting Persons”), with respect to the common stock of JM Global Holding Company (the “Issuer”), pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, to amend and supplement certain information set forth below in the items indicated. Only those items that are amended or supplemented are reported herein. All capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 3.    Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is amended and restated in its entirety as follows:

The aggregate purchase price for the shares of Common Stock currently beneficially owned by the Reporting Persons was $30,279,558. The source of these funds was the working capital of ZHHL.

Item 4.    Purpose of the Transaction

Item 4 of Schedule 13D is amended and restated in its entirety as follows:

In connection with the organization of the Issuer, on April 10, 2015, 1,504,688 shares of the Issuer were purchased by ZHHL for the amount of $25,000, pursuant to a Securities Purchase Agreement dated April 10, 2015 between ZHHL and the Issuer, as more fully described in Item 6 of the Schedule 13D which information is incorporated herein by reference.

In June 2015, ZHHL transferred an aggregate of 334,126 shares of Common Stock of the Issuer to certain directors and officers of the Issuer, at a purchase price of $0.017 per share, pursuant to that certain Securities Assignment Agreement dated June 30, 2015 (the “2015 Assignment Agreement”), by and among ZHHL and the transferee parties thereto (the “Transferees”). Under the 2015 Assignment Agreement, the shares held by Transferees were not subject to the forfeiture requirement in connection with the underwriter’s overallotment option.

On July 29, 2015, simultaneously with the consummation of the Issuer’s initial public offering (“IPO”), ZHHL purchased 250,000 Units (as defined below) of the Issuer at a price of $10.00 per Unit, pursuant to a Unit Subscription Agreement dated May 4, 2015, between the Issuer and ZHHL, as more fully described in Item 6 of the Schedule 13D which information is incorporated herein by reference.

On July 29, 2015, ZHHL acquired an aggregate of 3,000,000 units of the Issuer in the IPO at a price of $10.00 per unit, for an aggregate purchase price of $30,000,000. Each unit consists of one share of Common Stock and one warrant (“Warrant”) to purchase one-half (1/2) of one share of Common Stock, at an exercise price of $5.75 per half-share (as described more fully in the Issuer’s Final Prospectus dated July 23, 2015) (“Unit”). ZHHL used working capital funds for this purchase. In connection with this purchase, ZHHL entered into a Letter Agreement as more fully described in Item 6 of the Schedule 13D which information is incorporated herein by reference.

On September 8, 2015, as contemplated in connection with the IPO, 192,188 shares of Common Stock of the Issuer were returned by ZHHL to the Issuer for no consideration and cancelled because the underwriter's over-allotment option was not exercised.

In January 2016, ZHHL acquired an aggregate of 268,126 shares of Common Stock at the purchase price of $0.017 per share from Tim Richerson and Peter Nathanial, directors and officers of the Issuer, pursuant to certain Securities Assignment Agreement dated January 15, 2016 (“2016 Transfer Agreement”) by and among ZHHL, Tim Richerson and Peter Nathanial.

The shares of Common Stock of the Issuer owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of the Issuer’s Common Stock from time to time and, subject to certain restrictions, may dispose of any or all of the Common Stock held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described in Item 6 below.

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D.

With respect to paragraph (b) of Item 4, the Issuer is a newly organized blank check company incorporated in Delaware as a business company and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities. Under various agreements between the Issuer and the Reporting Persons as further described in Item 6 below, the Reporting Persons have each agreed (A) to vote its shares in favor of any proposed business combination and (B) not to redeem any shares in connection with a shareholder vote (or tender offer) to approve (or in connection with) a proposed initial business combination. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect to the Issuer.

Item 5.     Interest in Securities of the Issuer

Item 5 of Schedule 13D is amended and restated in its entirety as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 1 to Schedule 13D are incorporated herein by reference.

The Principal may, by reason of his status as the sole director and shareholder of ZHHL, be deemed to own beneficially the securities of which ZHHL beneficially owns. The Principal holds the power to vote and to dispose of the securities beneficially owned by ZHHL.

(c) Except as set forth herein, there have been no other transactions in the class of securities reported on that were effected within the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of Schedule 13D is amended to add the following disclosure in a new paragraph following the last sentence in Item 6 of Schedule 13D:

In January 2016, ZHHL re-acquired an aggregate of 268,126 shares of Common Stock, at the purchase price of $0.017 per share, from Tim Richerson and Peter Nathanial pursuant to the 2016 Transfer Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 20, 2016
Zhong Hui Holding Limited

	By:	/s/ Qi Zhang
	Name:	Qi Zhang
	Title:	Sole Director

/s/ Qi Zhang
Qi Zhang

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